June 15, 2010

Ryan Petersen
President and Chief Executive Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, California 95119

> **Re: OCZ Technology Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 21, 2010**
> **File No. 333-166990**

Dear Mr. Petersen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are registering for resale 77,275 shares of common stock underlying a warrant which is issuable upon the exercise of another warrant by your placement agent. Please provide an analysis as to how you concluded that the issuance of the warrant exercisable for 77,275 shares of common stock is a completed transaction, such that the offer and sale of the underlying shares of common stock may be registered at this time. For guidance, refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Calculation of Registration Fee

2.   In your fee table, you refer to 144,541 and 142,564 shares of common stock issuable upon the exercise of warrants to purchase shares of Series A preferred stock. However, we note your disclosure on page 18 and elsewhere in your

prospectus that warrants to purchase an aggregate of 140,520 shares of Series A preferred stock were converted into warrants to purchase 144,541 shares of common stock on May 4, 2010. Furthermore, it appears from this disclosure that the warrants to purchase 142,564 shares of common stock related to common stock from the outset, rather than Series A preferred stock. Please clarify the fee table to reflect the true nature of the warrants, or advise

Prospectus Cover Page, page 2

3.   The title appearing at the top of your prospectus cover page states that you are registering the offer and sale of "3,094,761 Warrants to Purchase Shares of Common Stock," but the prospectus otherwise indicates that you are registering only the offer and sale of common stock. Please revise or explain.

Selling Stockholders, page 25

4.   Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by each of the selling shareholders that are the legal entities. For guidance, refer to Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. We note your disclosure on page 36 that the selling shareholders have informed you that they have not entered into any written or oral agreements, understandings or arrangements with any person to distribute the securities. If any of the selling shareholders is an affiliate of a broker-dealer, also disclose whether the shareholder purchased the securities in the ordinary course of business.

6.   Please disclose in this section the material terms of the warrants that are exercisable for the shares of common stock being offered, and describe all transactions in which the selling shareholders received their shares of common stock or warrants, as applicable.

Incorporation of Certain Information by Reference, page 38

7.   Please update this section to reflect your recent filings.

Exhibit 5.1

8.   We note that the resale registration statement relates in significant part to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future. Revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise. Please also date the legal opinion, and, given the disclaimer in the last

paragraph, ensure that the revised opinion is delivered at the time you request acceleration of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ryan Petersen
OCZ Technology Group, Inc.
June 15, 2010
Page 4

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3503. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

David L. Orlic
Staff Attorney

cc: Via facsimile (650) 687-1106
        Edward H. Batts, Esq.
        DLA Piper LLP (US)